Exhibit 4.2
Execution version
ASSIGNMENT AND ASSUMPTION AGREEMENT
between
AGRICO ACQUISITION CORP.
KALERA PUBLIC LIMITED COMPANY
COMPUTERSHARE INC.
and
COMPUTERSHARE TRUST COMPANY, N.A.
Dated June 28, 2022
THIS ASSIGNMENT AND ASSUMPTION AGREEMENT (this “Agreement”), dated June 28, 2022, is made by and among Agrico Acquisition Corp., a Cayman Islands exempted company (the “Company”), Kalera Public Limited Company, a public limited company incorporated in Ireland with registered number 606356 (“PubCo”), Computershare Inc., a Delaware corporation and its affiliate, Computershare Trust Company, N.A., a federally chartered trust company (collectively, “Computershare”), as warrant agent, in relation to the Second Amended and Restated Warrant Agreement, dated June 28, 2022, by and between the Company and Computershare (the “Second Amended and Restated Warrant Agreement”).
WHEREAS, on June 28, 2022, the board of directors (the “Board”) of the Company appointed Computershare as the successor Warrant Agent (in such capacity, the “Warrant Agent”) pursuant to the Second Amended and Restated Warrant Agreement;
WHEREAS, pursuant to the Second Amended and Restated Warrant Agreement, Computershare has agreed to serve as successor Warrant Agent (as defined in the Business Combination Agreement);
WHEREAS, capitalized terms used but not defined herein shall have the meaning ascribed to such terms in the Second Amended and Restated Warrant Agreement;
WHEREAS, all of the Warrants are governed by the Second Amended and Restated Warrant Agreement;
WHEREAS, on January 30, 2022, the Company entered into a Business Combination Agreement (the “Business Combination Agreement”) with (i) PubCo, (ii) Kalera Cayman Merger Sub, a Cayman Islands exempted company, (iii) Kalera Luxembourg Merger Sub SARL, a Luxembourg limited liability company, and (iv) Kalera AS, a Norwegian private limited liability company;
WHEREAS, upon effectiveness of the transactions contemplated under the Business Combination Agreement, the Warrants will no longer be exercisable for Ordinary Shares of the Company but instead will be exercisable (subject to the terms of the Second Amended and Restated Warrant Agreement) for ordinary shares of PubCo (the “PubCo Ordinary Shares”);
WHEREAS, the Board has determined that the consummation of the transactions contemplated by the Business Combination Agreement will constitute a Business Combination (as defined in the Second Amended and Restated Warrant Agreement);
WHEREAS, Section 9.8 of the Second Amended and Restated Warrant Agreement provides that the Company and the Warrant Agent may amend the Second Amended and Restated Warrant Agreement without the consent of any registered holders for the purpose of curing any ambiguity, or curing, correcting or supplementing any defective provision contained therein or adding or changing any other provisions with respect to matters or questions arising under the Second Amended and Restated Warrant Agreement as the Company and the Warrant Agent may deem necessary or desirable and that the Company and the Warrant Agent deem shall not adversely affect the interest of the registered holders;
WHEREAS, in connection with the Business Combination, the Company desires to assign all of its right, title and interest in the Second Amended and Restated Warrant Agreement to PubCo and PubCo wishes to accept such assignment; and
WHEREAS, pursuant to Section 9.8 of the Second Amended and Restated Warrant Agreement, Pubco has delivered to the Warrant Agent a certificate on an even date herewith from a duly authorized officer of the Company that states that this Agreement is in compliance with the terms of Section 9.8 of the Second Amended and Restated Warrant Agreement;
NOW, THEREFORE, in consideration of the mutual agreements herein contained, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:
1.Assignment and Assumption; Consent.
1.1Assignment and Assumption. As of and with effect on and from the Closing: the Company hereby assigns to PubCo all of the Company’s right, title and interest in and to the Second Amended and Restated Warrant Agreement; PubCo hereby assumes, and agrees to pay, perform, satisfy and discharge in full, as the same become due, all of the Company’s liabilities and obligations under the Second Amended and Restated Warrant Agreement arising on, from and after the Closing, including payment of reasonable remuneration to the Warrant Agent pursuant to a fee schedule mutually agreed upon by and between the Company and the Warrant Agent. As of and with effect on and from the Closing, all references to the “Company” in the Second Amended and Restated Warrant Agreement (including all Exhibits thereto and the related fee schedule) shall be references to PubCo.
1.2Consent. The Warrant Agent hereby consents to (i) the assignment of the Second Amended and Restated Warrant Agreement by the Company to PubCo pursuant to Section 1.1 hereof and the assumption of the Second Amended and Restated Warrant Agreement by PubCo from the Company pursuant to Section 1.1 hereof, in each case effective as of the Closing, and (ii) the continuation of the Second Amended and Restated Warrant Agreement (as amended hereby) in full force and effect from and after the Closing and to all of the provisions, covenants, agreements, terms and conditions of the Second Amended and Restated Warrant Agreement and this Agreement.

2.Amendment of Second Amended and Restated Warrant Agreement. The Company and Warrant Agent hereby amend the Second Amended and Restated Warrant Agreement as provided in this Section 2, effective as of the Closing, and acknowledge and agree that the amendments to the Second Amended and Restated Warrant Agreement set forth in this Section 2 are necessary or desirable and that such amendments do not adversely affect the interests of the registered holders:
2.1Notice. Any notice, statement or demand authorized by the Second Amended and Restated Warrant Agreement to be given or made by the Warrant Agent or by the holder of any Warrant to or on PubCo in accordance with Section 9.2 of the Second Amended and Restated Warrant Agreement, should be made to:

Kalera Public Limited Company
10 Earlsfort Terrace
Dublin 2, D02 T380, Ireland
Attn: Fernando Cornejo
with a copy to:
Milbank LLP
100 Liverpool Street
London, EC2M 2AT
Attn: David Dixter, Esq.
and
Arthur Cox
10 Earlsfort Terrace
Dublin 2, D02 T380, Ireland
Attn: Connor Manning, Esq.
2.2Payment of Taxes. Without prejudice to Section 8.1 of the Second Amended and Restated Warrant Agreement, Pubco, at its absolute discretion, may, or may procure that a subsidiary of Pubco shall, pay any Irish stamp duty arising on a transfer of Warrants on behalf of the transferee of such Warrants. If stamp duty resulting from the transfer of Warrants in Pubco which would otherwise be payable by the transferee is paid by Pubco or any subsidiary of Pubco on behalf of the transferee, then in those circumstances, Pubco shall, on its behalf or on behalf of its subsidiary (as the case may be), be entitled to (i) reimbursement of the stamp duty from the transferee, (ii) set-off the stamp duty against any dividends payable by Pubco to the transferee of those Warrants and (iii) to the extent permitted by section 1042 of the Companies Act 2014 of Ireland and every statutory modification and re-enactment thereof for the time being, claim a first and paramount lien on the Warrants (or Ordinary Shares issued upon the exercise of Warrants) on which stamp duty has been paid by Pubco or its subsidiary for the amount of stamp duty paid. The Company’s lien shall extend to all dividends paid on Ordinary Shares issued upon the exercise of such Warrants.
3.Miscellaneous Provisions
3.1Effectiveness. Each of the parties hereto acknowledges and agrees that the effectiveness of this Agreement shall be expressly subject to the occurrence of the Business Combination and substantially contemporaneous occurrence of the Closing and shall automatically be terminated and shall be null and void if the Business Combination Agreement shall be terminated for any reason.
3.2Amendment and Waiver. This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each party hereto.
3.3Successors. All the covenants and provisions of this Agreement by or for the benefit of PubCo, the Company or the Warrant Agent shall bind and inure to the benefit of their respective successors and assigns.

3.4Applicable Law and Exclusive Forum. The validity, interpretation, and performance of this Agreement shall be governed in all respects by the laws of the State of New York. Each of PubCo and the Company hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive forum for any such action, proceeding or claim. Each of PubCo and the Company hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum.
Any person or entity purchasing or otherwise acquiring any interest in the Warrants shall be deemed to have notice of and to have consented to the forum provisions in this Section 2.3. If any action, the subject matter of which is within the scope the forum provisions above, is filed in a court other than a court located within the State of New York or the United States District Court for the Southern District of New York (a “foreign action”) in the name of any Warrant Holder, such Warrant Holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of New York or the United States District Court for the Southern District of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such Warrant Holder in any such enforcement action by service upon such Warrant Holder’s counsel in the foreign action as agent for such Warrant Holder.
3.5Counterparts. This Agreement may be executed in any number of original or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.
3.6Effect of Headings. The section headings herein are for convenience only and are not part of this Agreement and shall not affect the interpretation thereof.
3.7Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.
3.8Notices. Any notice, statement or demand authorized by this Agreement to be given or made by a party hereto shall be made in accordance with Section 9.2 of the Second Amended and Restated Warrant Agreement as amended by this Agreement (with any notices to the Company being made to Pubco.).
3.9Reference to and Effect on Agreements; Entire Agreement. Any references to “this Agreement” in the Second Amended and Restated Warrant Agreement will mean the Second Amended and Restated Warrant Agreement as amended by this Agreement. Except as specifically amended by this Agreement, the provisions of the Second Amended and Restated Warrant Agreement shall remain in full force and effect. This Agreement and the Second Amended and Restated Warrant Agreement, as modified by this Agreement, constitutes the entire understanding of the parties and supersedes all prior agreements, understandings, arrangements, promises and commitments, whether written or oral, express or implied, relating to the subject matter hereof, and all such prior agreements, understandings, arrangements, promises and commitments are hereby canceled and terminated.
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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

AGRICO ACQUISITION CORP.

By:	/s/ Brent de Jong
Name: Brent de Jong
Title: Chief Executive Officer

KALERA PUBLIC LIMITED COMPANY

By:	/s/ Fernando Cornejo
Name: Fernando Cornejo
Title: Director

COMPUTERSHARE INC.

COMPUTERSHARE TRUST
COMPANY, N.A.

By:	/s/ Collin Ekeogu
Name: Collin Ekeogu
Title: Manager, Corporate Actions